Exhibit 99.1

Therapix Biosciences Enters Into MOU for Business Combination With Heavenly Rx, Ltd.

- Parties to Move Towards Definitive Agreements to Merge Therapix With the Rapidly Expanding Hemp CBD Company

- Heavenly Rx is Led by Paul Norman -- Former Kellogg’s President of North America

- Heavenly Rx Nominates former Kimberly Clark Chief Marketing Officer and Kellogg’s former Chief Growth Officer Clive Sirkin to the board of Therapix

TEL AVIV, Israel, Nov. 18, 2019 Therapix Biosciences Ltd. (“Therapix” or the “Company”) (NASDAQ: TRPX), announced today that it entered into a memorandum of understanding (“MOU”) with Heavenly Rx, Ltd. (“Heavenly Rx”), an emerging consumer hemp CBD company, pursuant to which Therapix and Heavenly Rx have agreed to pursue a business combination.  Any transaction between the parties remains subject to entry into a definitive agreement and to shareholder and regulatory approvals. Pursuant to the MOU, the parties will negotiate a definitive agreement for a business combination between Therapix and Heavenly Rx, constituting a reverse takeover of Therapix by Heavenly Rx.  Heavenly Rx is led by Paul Norman, former President of Kellogg Company’s North American business. The parties have agreed to enter into an initial share exchange between Therapix and Heavenly Rx pursuant to which Therapix will issue up to 20% of its outstanding American Depositary Shares to acquire, from certain shareholders, an interest in Heavenly Rx. This share exchange is expected to close within 30 days and represents an initial step towards the proposed business combination between Therapix and Heavenly Rx.  If the business combination between Therapix and HeavenlyRx is consummated, the parties intend, at any time up to the one-year anniversary of closing, to spin-out the Company’s current pharmaceutical research and development assets to those shareholders of Therapix who are holders at the time of closing of the business combination transaction with HeavenlyRx. Therapix has also agreed to pursue financing in support of the proposed business combination.

Heavenly Rx is a dynamic CBD wellness company aiming to redefine the CPG marketplace through a vertically integrated “seed to shelf” approach that partners cultivation and extraction technology with innovative brand design. Led by a team of experienced and disciplined CPG professionals, Heavenly Rx has launched a broad portfolio of hemp CBD and wellness brands across several consumer verticals. Its product portfolio includes oils, tinctures, edibles, beverages, pet care and personal care products. Heavenly Rx’s growth strategy is centered around acquiring and scaling companies with differentiated brands, capabilities and proprietary technologies.

“Boasting a high caliber CPG management team, Heavenly Rx is uniquely positioned to advance its leadership position in the expanding hemp CBD market. This is a massive market opportunity, with retail sales of hemp CBD in the United States that are expected to surpass $4 billion in 2019 – more than double the 2018 sales – and is expected to reach approximately $20 billion by 2024, according to projections from Archview Market Research/BDS Analytics” said Ascher Shmulewitz, MD, PhD, Therapix’s Chairman and Interim CEO. “I am confident the proposed merger with Heavenly Rx, if consummated, would be in the best interest of and presents a tremendous opportunity for Therapix shareholders to invest in a proven management team and to actively participate in the burgeoning hemp CBD market. At the same time, Therapix is actively exploring options to monetize its valuable portfolio of proprietary IP and related technology assets.”

Paul Norman, Chief Executive Officer of Heavenly Rx, added, “Today’s announcement marks the opportunity for Heavenly Rx to become a public company.  It was just a matter of finding the right company to go forward with and we have found a great partner with Therapix.”

Subject to successful completion of the proposed business combination, the parties intend the Company to be renamed Heavenly Rx, Ltd. with Mr. Norman serving as Chief Executive Officer of the combined business. Clive Sirkin, a seasoned global CPG executive who most recently served as the Chief Growth Officer for the Kellogg Company, will join the Company’s board of directors. Prior to Kellogg, Mr. Sirkin served as the Chief Marketing Officer of Kimberly-Clark, overseeing all marketing across both their B2B and B2C divisions during a time of unprecedented shareholder growth in the company’s history.

There can be no guarantee that the proposed business combination, or any other business combination between Therapix or Heavenly Rx, will be consummated.

About Therapix Biosciences

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of obstructive sleep apnea (OSA), and for the treatment of pain; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com, the content of which is not part of this press release.

About Heavenly Rx Ltd.

Heavenly Rx Ltd. is a dynamic CBD wellness company redefining the CPG marketplace with a “Seed to Shelf” approach that partners pioneering farm technology with innovative brand design. It holds controlling ownership interests in various industry-leading assets in the hemp/CBD and THC-free cannabinoid wellness space.   Its focus is on developing a diverse range of CBD branded products, including oils, tinctures, balms, as well as products across numerous across numerous consumer product group verticals, including nutritional food and beverage products.

Forward-looking statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses executing a definitive merger agreement and completing a transaction with HeavenlyRx. The transactions described here may never be consummated and a definitive agreement may not be executed, and, if executed, the merger will be subject to conditions before it can be completed. In addition, the market for CBD products is in a period of regulatory and business uncertainty and financial and business results from such businesses are uncertain.  Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 15, 2019 and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact

Elizabeth Barker
KCSA Strategic Communications
+1 212.896.1203
ebarker@kcsa.com